EXHIBIT 12

COMPUTATION OF EARNINGS TO FIXED CHARGES RATIO

(in thousands of dollars, except ratio data)

Year Ended December 31, 2006
Fixed Charge Computation

Interest expense:
Net interest expense	$93,664
Plus capitalized interest	2,148

Gross interest	95,812
Interest component of rent expense (a)	5,287

Total fixed charges	$101,099

Earnings Computation

Income from continuing operations before income taxes	$270,885
Less: earnings of equity investments	(4,951)
Distributed income of equity investees	4,345
Add: fixed charges	101,099
Less: capitalized interest	(2,148)

Total earnings as adjusted	$369,230

Ratio of earnings to fixed charges	3.65

(a)	Based on a 10% discount factor on the estimated present value of future operating leases.

The Company had no registered debt securities prior to the Acquisition on June 27, 2006.